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--------------------------------------         UNITED STATES SECURITIES AND EXCHANGE COMMISSION    ---------------------------------
               FORM 5                                   Washington, D.C. 20549                               OMB APPROVAL
--------------------------------------                                                             ---------------------------------
                                                                                                   OMB Number:     3235-0362
[ ] Check box if no longer subject to     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP      Expires:        December 31, 2001
     Section 16.  Form 4 or Form 5              Filed pursuant to Section 16(a) of the             Estimated average burden hours
     obligations may continue.  See                Securities Exchange Act of 1934,                per response...............1.0
     Instruction 1(b)                             Section 17(a) of the Public Utility              ---------------------------------
[X]  Form 3 Holdings Reported                 Holding Company Act of 1935 or Section 30(f)
[X]  Form 4 Transactions Reported                   of the Investment Company Act of 1940
  (Print or Type Response)
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1. Name and Address of Reporting       2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting
   Person*                                                                                  Person(s) to Issuer
        KIMBERLIN KEVIN B.                GraphOn Corporation (GOJO)
                                                                                            (Check all applicable)
--------------------------------------------------------------------------------------
   (Last)      (First)      (Middle)   3. IRS or Social       4. Statement for               Director            X   10% Owner
                                          Security Number        Month/Year             ___                     ___
                                          of Reporting                                       Officer (give            Other specify
                                          Person                 December 1999          ___  (title below)      ____ (below
                                          (Voluntary)                                        below)



        535 MADISON AVENUE, 18TH FLOOR

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               (Street)                                       5. If Amendment,           7.   Individual or Joint/Group
                                                                 Date of Original             Filing (Check Applicable Line)
                                                                 (Month/Year)
                                                                                          X   Form filed by One Reporting Person
                                                                                         ___
        NEW YORK, NY 10022                                       June 8, 2000                 Form filed by More than One Reporting
                                                                                         ___  Person

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   (City)      (State)        (Zip)      TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security              2. Trans-     3. Trans      4. Securities Acquired (A)  5. Amount of     6. Owner-  7. Nature
   (Instr. 3)                        action        action        or Disposed of (D)          Securities       ship-      of
                                     Date          Code          (Instr. 3, 4 and 5)         Beneficially     Form:      Indirect
                                                   (Instr. 8)                                Owned at         Direct     Beneficial
                                                                                             End of Issuer's  (D) or     Owner-
                                                                                             Fiscal Year      Indirect   ship
                                                ---------------------------------------                       (I)
                                     (Month/                          (A)
                                     Day/                             or
                                     Year                    Amount   (D)     Price       (Instr. 3 and 4) (Instr. 4)  (Instr. 4)
                                     ----------------------------------------------------------------------------------------------




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Common Stock                                      3(1)     717,631                                            I  By Kevin Kimberlin
                                                                                                                 Ptrs LP(2)
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Common Stock                                      3(1)      94,792                                            I  By Spencer Trask
                                                                                                                 Securities, Inc.(2)
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Common Stock                      7/20/99         P4       476,748                                            I  By Kevin Kimberlin
                                                                       A     $ 1.79                              Ptrs LP(2)
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Common Stock                      7/20/99         P4        55,760     A     $ 1.79        1,344,931          I  By Spencer Trask
                                                                                                                 Securities, Inc.(2)


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1.   As a result of a merger on July 12, 1999.

2. The reporting person is the general partner of Kevin Kimberlin Partners LP, a Delaware limited partnership. The reporting person is also the controlling shareholder of Spencer Trask holdings, Inc., a Delaware corproation, which in turn is the sole shareholder of Spencer Trask Securities, Incorporated, also a Delaware corporation.
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*If the form is filed by more than one reporting person,         SEC 2270(3-99)
see Instruction 4(b)(v).

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  FORM 4 (continued)        TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.Title of    2.Conver-  3.Trans-   4.Trans- 5.Number of    6.Date Exer-   7.Title    8.Price   9.Number   10.Owner-   11.Nature
  Derivative    sion or    action     action   of Deriv-      cisable and    and        of        of          ship        of
  Security      Exercise   Date       Code     ative          Expiration     Amount     Deriv-    Deriv-      Form of     Indirect
  (Instr. 3)    Price of              (Instr.  Securities     date (Month/   of         ative     ative       Deriv-      Benefi-
                Deriva-    (Month/    8)       Acquired       Day/           Under-     Secur-    Secur-      ative       cial
                tive        Day/               (A) or Dis-    Year)          lying)     ity       ities       Secur-      Owner-
                Security    Year)              posed of (D)                  Securi-    Instr.    Benefi-     ity:        ship
                                               (Instr. 3,                    ties       5)        cially      Direct      (Instr. 4)
                                               4 and 5)                      (Instr.              owned       (D) or
                                                                             3 and 4)             at end      Indirect
                                                                                                  of Year     (I)
                                                                                                  (Instr.     (Instr.
                                                                                                  4)           4)
                                       --------------------------------------------------------------------
                                                            Date    Expira-         Amount or
                                                            Exer-   tion            Number of
                                     Code      (A)   (D)    isable  Date     Title  Shares
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Warrant to Purchase $1.79             3(1)                  Immed.  1/26/06 Common  231,141                    I   By Spencer
Common Stock                                                                                                       Trask Holdings,
                                                                                                                   Inc.(2)
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Warrant to Purchase $1.79             3(1)                  Immed. 1/26/06  Common   16,594                    I   By Kevin
Common Stock                                                                                                       Kimberlin Ptrs
                                                                                                                   LP(2)
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Warrant to Purchase $1.79             3(1)                  Immed.  1/26/06 Common   47,675                    I   By Kevin
Common Stock                                                                                                       Kimberlin Ptrs
                                                                                                                   LP(2)
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Warrant to Purchase $1.79             3(1)                  Immed.  1/26/06 Common   12,261         12,261     D
Common Stock

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Warrant to Purchase $1.79             3(1)                  Immed.  1/26/06 Common    5,576                    I   By Spencer
Common Stock                                                                                                       Trask Securities
                                                                                                                   Inc.(2)
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Warrant to Purchase $5.50   7/12/99   3        250,000      Immed. 11/12/02 Common  250,000        550,986     I   By Spencer
Common Stock                                                                                                       Trask Securities
                                                                                                                   Inc.(2)
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Explanation of Responses:

1.   As a result of a merger on July 12, 1999.

2. The reporting person is the general partner of Kevin Kimberlin Partners LP, a Delaware limited partnership. The reporting person is also the controlling shareholder of Spencer Trask holdings, Inc., a Delaware corproation, which in turn is the sole shareholder of Spencer Trask Securities, Incorporated, also a Delaware corporation.

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** Intentional misstatements or omissions of facts constitute      /s/ Kevin B. Kimberlin                        5/21/2001
   Federal Criminal Violations.                                ------------------------------------          -----------------
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                      **Signature of Reporting Person                  Date


Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,
       SEE Instruction 6 for procedure.

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